                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                              Lamcor, Incorporated
   -------------------------------------------------------------------------
                                (Name of Issuer)

                           No Par Value Common Stock
         --------------------------------------------------------------
                         (Title of Class of Securities)

                                      NA
               --------------------------------------------------
                                 (CUSIP Number)

                                Allen D. Barnes
                       Packaging Acquisition Corporation
                              1633 Mt. Vernon Road
                            Dunwoody, Georgia  30338
                                (770) 604 - 9000
    ------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 4, 1996
               ------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 Pages



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                                  SCHEDULE 13D

CUSIP NO. ____________________                                      PAGE 2 OF 6 PAGES
                                                                    -----------------
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     1  NAME OF REPORTING PERSON
              Packaging Acquisition Corporation
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                            (A)  [ ]
                                                                                                    (B)  [ ]

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     3  SEC USE ONLY

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     4  SOURCE OF FUNDS*
              O

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     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                                               [ ]

-------------------------------------------------------------------------------------------------------------
     6  CITIZENSHIP OR PLACE OF ORGANIZATION
              Georgia

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                7      SOLE VOTING POWER

 NUMBER OF      ---------------------------------------------------------------------------------------------
   SHARES       8      SHARED VOTING POWER
BENEFICIALLY                253,450
  OWNED BY      ---------------------------------------------------------------------------------------------
    EACH        9      SOLE DISPOSITIVE POWER
 REPORTING
   PERSON       ---------------------------------------------------------------------------------------------
    WITH        10     SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

                            253,450
-------------------------------------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                            [ ]

-------------------------------------------------------------------------------------------------------------

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**

                     18.3%
-------------------------------------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON
              CO
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

------------------------
* The aggregate number of shares indicated in Row 11 are subject to Shareholder Voting Agreements dated September 30, 1996, between the reporting person and each of Leo Lund, Toby Jensen, Sue Jones, David P. Stewart and Mark A. Steele as described in Item 4 of this report. The reporting person expressly disclaims beneficial ownership of any of the shares of common stock of the registrant as to which it may be deemed to share voting power pursuant to such Shareholder Voting Agreements.

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ITEM 4.  PURPOSE OF TRANSACTION

     Pursuant to an Agreement and Plan of Merger, dated as of September 30, 1996 (the "Merger Agreement"), among PAC, Lamcor and LI Acquisition Corporation, a Georgia corporation and a wholly-owned subsidiary of PAC, and in consideration thereof, PAC and each of Leo W. Lund, Toby Jensen, Christopher Elliott, Sue Jones, David P. Stewart, Tim Stewart, Kathy Young and Mark A. Steele (the "Shareholders") entered into a Shareholder Voting Agreement
(each, a "Voting Agreement"). Each Voting Agreement provides that the Shareholder will vote such Shareholder's shares of Lamcor Common Stock in favor of the merger of LI Acquisition Corporation with and into Lamcor (the "Lamcor Merger"), the execution and delivery by Lamcor of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement. Each Voting Agreement also provides that the Shareholder will vote such Shareholder's shares of Lamcor Common of Stock against any merger agreement or merger (other than the Merger Agreement and the Lamcor Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Lamcor or any amendment of Lamcor's Certificate of Incorporation or Bylaws or other proposal or transaction that would in any manner impede, frustrate, prevent or nullify the Lamcor Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement. Each Shareholder has also agreed not to, and not to permit any, of its representatives to, directly or indirectly, solicit, initiate or encourage the submission of, any proposal for a merger, consolidation, share exchange or other business combination involving Lamcor or any of its subsidiaries or any proposal, tender or other offer to acquire in any manner, directly or indirectly, an equity interest in any voting securities of, or a substantial portion of the assets of Lamcor or any of its subsidiaries, other than the Lamcor Merger and the transactions contemplated by the Merger Agreement, or participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any such proposal.

        On December 4, 1996, PAC and each of Kathy Young, Christopher Elliott and Tim Stewart agreed to revoke, rescind and terminate the Voting Agreements to which Ms. Young and Messrs. Elliott and Stewart were party. As a result, the aggregate number of shares of Lamcor Common Stock subject to Voting Agreements currently in effect has decreased from 681,703 to 253,450, representing 18.3% of the shares outstanding as of December 4, 1996.



------------------------------
**     The percentage indicated represents the percentage of the total outstanding shares of the registrant's common stock as of December 4, 1996.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         December 13, 1996                       /s/ Allen D. Barnes
----------------------------------        ---------------------------------
              Date                                    Signature

                                              Allen D. Barnes, President
                                          ---------------------------------
                                                      Name/Title




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